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08005737

November 5, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on November 5, 2008.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./
Robert M. Chilstrom

cc: Maarten Thompson

11/6

File No. 82-2683



PRESS RELEASE

Wolters Kluwer Scheduled 2008 Trading Update

Amsterdam (November 5, 2008) - Wolters Kluwer, a market leading global information services and publishing company focused on professionals, today released its scheduled 2008 trading update.

Highlights

- Core subscription product lines continue to deliver solid growth, including good performance for online, software and workflow solutions, however, deteriorating market conditions negatively impact growth in non-subscription products, particularly advertising, lending, and corporate transactions
- Reiteration of guidance for diluted ordinary EPS (€1.52-€1.57) at constant currencies, ordinary EBITA margin before exceptional costs (20%) and free cash flow (± €400 million) at constant currencies, driven by tight cost and working capital management and operational excellence initiatives
- Full-year 2008 organic revenue growth expected to be positive but below prior guidance of 3% due to the impact of market conditions on non-subscription product lines
- Springboard operational excellence program expanded and accelerated with revised €120 million run rate savings expected by 2011 and exceptional program costs of €180 million between 2008 and 2011
- Health restructuring accelerated to improve channel performance and to align the portfolio to higher subscription and growth segments. New CEO for the Health division appointed
- Solid financial position featuring a strong balance sheet and cash flow
- The company plans to continue its progressive dividend policy

Market Conditions

Contraction in the financial markets has resulted in a reduction in volume levels of corporate and financial transactions. In addition, deteriorating economic conditions have led to reduced spending on non-subscription products. Non-subscription products include corporate and mortgage transaction products, advertising, promotional product lines, and books. These conditions are expected to continue over the balance of the year.

However, despite the volatile trading environment, core subscription-based products, which account for approximately 70% of total Wolters Kluwer revenues, have performed well, driven by stable retention rates, solid organic revenue growth, and the continued migration of customers from print to electronic products. Electronic revenue, which comprises approximately half of total revenue, has demonstrated good organic revenue growth led by software and workflow tools and the benefit of continued investments in digital products and platforms. The solid performance of subscription product lines, with an increasing proportion of online and software solutions, has positively contributed to earnings performance.

Full-Year Key Performance Indicators

The full-year 2008 guidance previously communicated with half-year 2008 results was based on the continuation of market conditions existing at that time. In light of the accelerated weakening in the macro economic environment, management is cautious on the balance of year outlook. Even in the context of this environment the company reiterates its previous full-year 2008 guidance for diluted ordinary earnings per share (€1.52-€1.57) at constant currencies (EUR/USD = 1.37), ordinary EBITA margin before exceptional costs (20%), free cash flow (± €400 million) at constant currencies (EUR/USD = 1.37) and return on invested capital after tax (8%). This will be achieved through active cost management and the successful implementation of operational excellence initiatives. Organic revenue growth for the full year is expected to be positive but below the previously communicated 3% target due to the impact of market conditions on non-subscription product lines, particularly advertising, lending, and corporate transactions.

Wolters Kluwer

Springboard Expansion and Acceleration

Based on early positive results of the previously announced Springboard operational excellence program, the company will accelerate and expand the program while undertaking further business optimization initiatives resulting in sustainable margin growth. Annualized run rate savings estimates are expected to increase to €120 million by 2011 from the original €50-75 million estimate. Total program savings of €280 million are expected over a four year period. Savings are expected to result largely from standardized technology platforms, consolidated IT infrastructure, streamlined content manufacturing processes, expanded global sourcing programs, and offshore service centers for software development and testing, content production, and back office support functions.

As a result of this acceleration and expansion, non-recurring program costs of €180 million will be treated as exceptional as presented in our benchmark figures and include costs related to IT system migration and implementation, outsourcing migration costs, costs related to reengineering the content creation process, and also include severance and property consolidation costs. As the program represents numerous initiatives the precise annual phasing of savings and costs is difficult to predict, however, the following table represents current estimates.

Springboard Expansion and Acceleration summary savings and costs

€ millions (pre tax)	2008	2009	2010	2011	Total
Cost savings	10	50	100	120	280
Exceptional program costs	40	55	50	35	180

Health Portfolio Actions

Within the Health division the company is taking steps to accelerate the restructuring of the division to improve performance. These efforts include streamlining and offshoring of production functions, optimization of channel management within the books product line reflecting the increasing importance of online distribution, and portfolio realignment. In the near term, the Health portfolio will be aligned to focus on higher subscription and growth businesses, while certain non-subscription and low margin product lines as well as journals outside key strategic practice areas will be earmarked for discontinuation or divestment. The migration to online and software solutions will be accelerated through organic investment and strategic acquisitions such as the recently announced acquisition of UpToDate.

As previously announced, Robert Becker has been appointed to the position of President and CEO Wolters Kluwer Health effective November 1, 2008. Mr. Becker brings with him extensive experience in the information industry and track record of performance at Wolters Kluwer Law & Business, a unit of the Tax, Accounting & Legal division where he has been CEO since July 2003. Prior to joining Wolters Kluwer, he was CEO of Jupiter-MediaMetrix.

Portfolio Enhancement

The company has enhanced its portfolio and continued the migration from content to integrated solutions and services that will strengthen its leading position and further entrench Wolters Kluwer in the daily workflow of its customers. Select key strategic acquisitions have complemented this effort. The acquisition of UpToDate will strengthen Wolters Kluwer Health's portfolio in the growing point of care and electronic medical record markets by expanding its product and services offerings. In Tax, Accounting & Legal the addition of MYOB will create a significant new force in the U.K. accounting market that is increasingly demanding integrated software to increase efficiency and reduce costs. In the United States, the acquisition of IntelliTax will further expand the ability of CCH Small Firm Services to serve as a partner to small firm professionals. Finally in Legal, Tax & Regulatory Europe, the addition of Addison will strengthen Wolters Kluwer's leading position in Germany in tax, accounting, and human resources. In line with current

Wolters Kluwer

accounting policies, integration costs of acquisitions will be recognized as exceptional costs and are not expected to exceed €10 million in 2008.

Solid Fundamentals and Financial Position

The resilient portfolio and strong cash generation continue to support a solid financial position. Debt refinancing of approximately €900 million completed earlier in the year has extended the maturity profile out beyond 2011 ensuring a strong liquidity position and a sufficient year-end headroom in excess of the company's €500 million policy minimum. The company is fundamentally strong with powerful brands and leadership positions in attractive and growing segments around the globe. Wolters Kluwer will build on these strengths by continuing to focus on growth in subscription-based, higher margin online, software, and services revenues and maintain investment levels at 8-10% of revenues in new products and platforms, including capital expenditure investments of 3-4% of revenues. The company continues to target net-debt-to-EBITDA at 2.5x, but will temporarily deviate from this target on a short-term basis for strategic investment opportunities with the goal of returning to the target in the near term.

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer had annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Calendar

Full-year 2008 Results	February 25, 2009
Publication of 2008 Annual Report	March 19, 2009
Annual General Meeting of Shareholders, Amsterdam	April 22, 2009

Full overview available at www.wolterskluwer.com.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Kevin Entricken
Vice President, Investor Relations
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

Conference Call with Senior Management on November 5, 2008
Investor/Analyst Conference Call: 1:00 PM CET
Details on dial-in are available on the corporate website www.wolterskluwer.com